Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This supplemental circular should be read in conjunction with the AGM Circular of the Company dated 10 April 2015.

The AGM of the Company will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 28 May 2015 at 10:00 a.m. The supplemental notice of the AGM is set out on pages 6 to 10 of this supplemental circular.

The supplemental proxy form of the AGM is enclosed to this supplemental circular. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the AGM or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

8 May 2015

TABLE OF CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	3

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING	6

– i –

DEFINITIONS

In this supplemental circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”

the annual general meeting of the Company to be held on Thursday, 28 May 2015 at 10:00 a.m. at Multi- function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“AGM Circular”	the circular of the Company dated 10 April 2015 in relation to the matters to be considered and approved at the AGM

“AGM Notice”	the notice of the AGM dated 10 April 2015

“AGM Proxy Form”	the proxy form issued by the Company along with the AGM Circular and the AGM Notice

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“CSRC”	the China Securities Regulatory Commission

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“PRC” or “China”	the People’s Republic of China, which for the purposes of this supplemental circular excludes Hong Kong, Macau Special Administrative Region and Taiwan region

DEFINITIONS

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

Note:	If there is any inconsistency between the Chinese and English versions of this supplemental circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Lin Dairen, Mr. Su Hengxuan, Mr. Miao Ping
Place of business in Hong Kong:
Non-executive Directors:	1403, 14th Floor, C.L.I. Building
Mr. Miao Jianmin, Mr. Zhang Xiangxian,	313 Hennessy Road, Wanchai
Mr. Wang Sidong	Hong Kong

Independent Non-executive Directors:
Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh,
Mr. Chang Tso Tung Stephen, Mr. Huang Yiping

8 May 2015

To the shareholders

Dear Sir or Madam,

INTRODUCTION

Reference is made to the AGM Circular and the AGM Notice of the Company dated 10 April 2015, which set out the time and venue of the AGM and contain the resolutions to be considered and approved at the AGM.

The AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 28 May 2015 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the supplemental resolution in relation to the proposed amendments to the Articles of Association contained in the supplemental notice as set out on pages 6 to 10 of this supplemental circular will also be considered and approved at the same meeting.

The purpose of this supplemental circular is to provide you with the supplemental notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed supplemental resolution at the AGM.

LETTER FROM THE BOARD

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The current Articles of Association of the Company were passed at the 2013 annual general meeting of the Company held on 29 May 2014 and were approved by the CIRC on 1 July 2014.

Recently, in light of the CSRC Beijing Branch’s approval of the Company’s qualification in fund sales business as well as the amendments to relevant regulatory laws and regulations in PRC, the Articles of Association and each of the Procedural Rules for the Shareholders’ General Meetings, the Procedural Rules for the Board of Directors Meetings and the Procedural Rules for the Supervisory Committee Meetings as appended to the Articles of Association, shall be amended accordingly. Major proposed amendments include the following:

1.

As the CSRC Beijing Branch has approved the Company’s qualification of securities investment in fund sales business and the inclusion of fund sales business in the business scope of the Company, Article 10 of the Articles of Association pertaining to business scope shall be amended accordingly;

2.

Pursuant to the Rules for the Shareholders’ General Meetings of Listed Companies (2014) as recently amended by the CSRC, Article 50 of the Articles of Association shall be amended to include provisions in relation to protection of medium and small investors;

3.

Pursuant to the Guidance for Articles of Association of Listed Companies (2014) as recently amended by the CSRC, Article 88 of the Articles of Association and Article 51 of the Procedural Rules for the Shareholders’ General Meetings shall be amended to include provisions in relation to voting by medium and small investors;

4.

Pursuant to the Interim Administrative Measures for Independent Directors of Insurance Companies promulgated by the CIRC, Article 131 of the Articles of Association and Article 14 of the Procedural Rules for the Board of Directors Meetings shall be amended to include provisions stipulating that “each shareholder may nominate only one independent director”; and

5.

As the serial numbering of the articles of the Company Law has been partially adjusted, references to the relevant articles of the Company Law under Article 45 and Article 172 of the Articles of Association and Article 14 of the Procedural Rules for the Supervisory Committee Meetings shall be amended accordingly.

The Board proposed to put forward to the AGM to consider and approve the proposed amendments to the Articles of Association, and to authorize the Chairman of the Board or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amended Articles of Association shall come into effect only after the relevant approvals from the CIRC are obtained.

LETTER FROM THE BOARD

The full text of the proposed amendments to the Articles of Association is set out in the supplemental notice of Annual General Meeting of the Company dated 8 May 2015.

THE AGM

The supplemental proxy form of the AGM is enclosed.

For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

The supplemental proxy form is intended to be used for the supplemental resolution set out in the supplemental notice of the AGM, and will not affect the validity of the AGM Proxy Form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolution set out in the supplemental notice of the AGM at his/her discretion.

Apart from the proposed supplemental resolution set out in the supplemental notice of the AGM, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Circular and the AGM Notice of the Company dated 10 April 2015.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,
Yang Mingsheng
Chairman

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the circular (the “AGM Circular”) and notice (the “AGM Notice”) of China Life Insurance Company Limited (the “Company”) dated 10 April 2015, which set out the time and venue of the annual general meeting of the Company (the “AGM”) and contain the resolutions to be considered and approved at the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 28 May 2015 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the following supplemental resolution will also be considered and approved at the same meeting:

SUPPLEMENTAL SPECIAL RESOLUTION

24.

To consider and approve the following proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amended Articles of Association shall come into effect only after the relevant approvals from the China Insurance Regulatory Commission are obtained.

I.	Proposed amendments to the Articles of Association:

(1)	Paragraph 2 of Article 10 of the Articles of Association shall be amended to read as:

“The Company’s scope of business includes: personal insurance, health insurance, accident insurance and other personal insurance; reinsurance of personal insurance; the operation of funds as allowed by laws or regulations or approved by the State Council; various services, consulting and agency businesses relating to personal insurance; fund sales business; and other business as approved by the insurance regulatory authority of the PRC.”

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

(2)	Paragraph 2 of Article 45 of the Articles of Association shall be amended to read as:

“An application by a holder of domestic shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 143 of the Company Law.”

(3)	Article 50 of the Articles of Association shall be amended to read as:

“If any resolution of the shareholders’ general meeting or the Board meeting violates the laws or administrative regulations, the shareholders shall have the right to submit to a court to nullify such resolution.

The controlling shareholder or actual controller of the Company shall not restrict or hinder medium and small investors from exercising their right to vote, or harm the legitimate interest of the Company or the medium and small investors.

If the convening procedures or voting methods for the shareholders’ general meeting or the Board meeting violate the laws, administrative regulations or the Articles of Association, or any content of the resolution thereof violates the Articles of Association, the shareholders shall have the right to submit to a court within sixty (60) days after such a resolution is made to revoke it.”

(4)	Article 88 of the Articles of Association shall be amended to read as:

“A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Except otherwise required by laws or regulations, each share shall have one (1) vote.

When the shareholders’ general meeting considers matters that could materially affect the interest of medium and small investors, the votes by medium and small investors shall be counted separately, and the results of such separate vote counting shall be disclosed promptly.

Where a shareholder is, under the applicable listing rules as amended from time to time, required to abstain from voting on any particular resolution or restricted to vote only for or against any particular resolution, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted.

The same voting right shall only be exercised by one means, either through onsite voting or via internet or other voting means. If the same voting right is exercised in more than one means, the result of the first vote cast shall prevail.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

The Board of Directors, independent directors, and shareholders who meet relevant requirements may solicit the voting rights from the shareholders of the Company.”

(5)	Article 131 of the Articles of Association shall be amended to read as:

“The Board of Directors, Supervisory Committee or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors who shall be appointed upon being elected at the shareholders’ general meeting, provided that each such shareholder may nominate only one (1) candidate for independent director.

At least one-third of members of the Board of Directors of the Company shall be independent directors, including at least one (1) accounting professional.”

(6)	Item (8) of Article 172 of the Articles of Association shall be amended to read as:

“(8) to initiate legal proceedings against any director or senior officer according to Article 151 of the Company Law;”

(7)	Article 258 of the Articles of Association shall be amended to read as:

“The phrases “more than”, “within” and “below” herein for the numbers include the numbers indicated themselves, while the phrases “exceed”, “beyond”, “lower than” and “over” exclude the numbers indicated themselves.”

II.	Proposed amendments to the Procedural Rules for the Shareholders’ General Meetings as appended to the Articles of Association:

(8)	Article 51 of the Procedural Rules for the Shareholders’ General Meetings shall be amended to read as:

“Except otherwise required by laws, regulations, governmental rules or the Articles of Association, a shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents, and each share shall have one (1) vote.

When the shareholders’ general meeting considers matters that could materially affect the interest of medium and small investors, the votes by medium and small investors shall be counted separately, and the results of such separate vote counting shall be disclosed promptly.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes is not required to cast all his votes for or against any particular resolution.”

III.	Proposed amendments to the Procedural Rules for the Board of Directors Meetings as appended to the Articles of Association:

(9)	Paragraph 3 of Article 14 of the Procedural Rules for the Board of Directors Meetings shall be amended to read as:

“The Board of Directors, Supervisory Committee, Nomination and Remuneration Committee of the Board of Directors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors, provided that each such shareholder may nominate only one (1) candidate for independent director.”

(10)	Article 98 of the Procedural Rules for the Board of Directors Meetings shall be amended to read as:

“The phrases “more than”, “within” and “below” herein for the numbers include the numbers indicated themselves, while the phrases “beyond”, “lower than”, “over” and “more than half of” exclude the numbers indicated themselves.”

IV.	Proposed amendments to the Procedural Rules for the Supervisory Committee Meetings as appended to the Articles of Association:

(11)	Item (7) of Article 14 of the Procedural Rules for the Supervisory Committee Meetings shall be amended to read as:

“(7) to initiate legal proceedings against any director, president, vice president or other senior officer according to Article 151 of the Company Law;”

Note:	If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei Company Secretary

8 May 2015

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong

Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.

Apart from the proposed supplemental resolution set out above, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Circular and the AGM Notice of the Company dated 10 April 2015.

2.

The supplemental proxy form of the AGM is enclosed to this supplemental notice. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong), and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Secretariat (16 Financial Street, Xicheng District, Beijing, PRC), in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof.

3.

The supplemental proxy form is intended to be used for the supplemental resolution set out in this supplemental notice, and will not affect the validity of the proxy form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolution set out in this supplemental notice at his/her discretion.